March 30, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attn:  Cecilia Blye
Re:	AngioDynamics, Inc. Form 10-K for the Fiscal Year Ended May 31, 2017 Filed August 4, 2017 File No. 0-50761
Dear Ms. Blye:
AngioDynamics, Inc. (“AngioDynamics” or the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter, dated January 4, 2018 (the “Letter”), with respect to AngioDynamics’ Form 10-K for the fiscal year ended May 31, 2017, filed with the Commission on August 4, 2017 (SEC File No. 0-50761).  Set forth below are the comments of the Staff, followed by our responses.

1.	Comment
You state on page 29 that your subsidiaries have had business dealings in countries including Sudan and Syria, such as the sale of medical devices and surgical tools, and the provision of related services to distributors and other purchasing bodies in those countries.  Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls.  Please describe to us the extent and nature of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, customers or other direct or indirect arrangements.  You should more specifically describe the products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.
Company Response
We conduct our business in accordance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as sponsors of terrorism or as subject to economic embargo and export controls.  The risk factor on page 29 of our Form 10-K entitled “Laws and regulations governing the export of our products could adversely affect our business” is intended to inform our investors that our international operations are restricted in certain jurisdictions by applicable U.S. laws and regulations.  Neither AngioDynamics nor any of its subsidiaries has had any direct sales into any of the countries referenced in the risk factor, including Sudan and Syria.  The Company is party to a distribution agreement with a distributor located in South Africa.  The territory covered by the agreement is “Sub-Saharan Africa”.  However, the distributor has not made any sales of the Company’s products or services into Sudan.  The Company is also party to a distribution agreement with a distributor located in the European Union.  The territory covered by the agreement includes Syria.  However, the distributor has not made any sales of the Company’s products or services into Syria.  It has never been our intention to engage in sales in any territories that are subject to U.S. economic sanctions.  To better protect against the risk of unintended sales in any such territories, we are currently amending both distribution agreements to expressly prohibit sales in Sudan, Syria and any other country that is or shall be designated a state sponsor of terrorism by the State Department, either presently or in the future.
The Company also does not have any agreements or contacts with the governments of Sudan or Syria or, to the Company’s knowledge, any entities controlled by those governments.  Moreover, the Company does not have any present plans to make future sales of its products or services into Syria or Sudan and will not permit sales in those territories for so long as they are designated state sponsors of terrorism.
In its Form 10-K filing for the fiscal year ended May 31, 2018, the Company will revise and update the risk factor on page 29 to reflect the above responses and address risks specific to the medical device industry, the Company or its operations and the potential impact of such risks on the Company, including the potential impact if additional restrictions are enacted, enforced or interpreted in a way that adversely affects our operations.

2.	Comment
You state on page 3 that your VenaCure EVLT is sold as a system that includes diode laser hardware and procedure kits with disposable laser fiber components.  Lasers, laser diodes and laser fiber components are included in the Commerce Department’s Commerce Control List.  Please tell us whether, to the best of your knowledge, understanding and belief, any of the products or technology you have provided or intend to provide, directly or indirectly, into Sudan and Syria are controlled items included in the Commerce Control List.  If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware.  Also, tell us whether, to the best of  your knowledge, understanding and belief, any such items have been put to military uses by Sudan or Syria, and discuss any such uses of which you are aware.
Company Response
Please see our response to Comment 1 above.  The Company has not in the past, and is not currently, selling its products or services in Syria or Sudan, either directly or indirectly through subsidiaries, distributors or customers.  This includes the VenaCure EVLT system.

3.	Comment
Please discuss the materiality of your contacts with Sudan and Syria described in response to the comments above, and whether they constitute a material  investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.
Company Response
Please see our response to Comments 1 and 2 above.  The Company has not in the past, and is not currently, selling its products or services in Syria or Sudan, either directly or indirectly through subsidiaries, distributors or customers.  Therefore, the Company does not believe contacts with Sudan and Syria constitute a material investment risk for the Company’s stockholders.
Please feel free to contact the undersigned at 518-795-1408 if you would like to discuss any of our responses.
Sincerely,
/s/ Stephen Trowbridge
Stephen Trowbridge
Senior Vice President and General Counsel